UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Unilife Corporation
(Name of Issuer)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
90478E 103
(CUSIP Number)
Alan Shortall
Chief Executive Officer
Unilife Corporation
250 Cross Farm Lane
York, Pennsylvania 17406
(717) 384-3400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 30, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	90478E 103

1	NAMES OF REPORTING PERSONS Alan Shortall

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Australia

	7	SOLE VOTING POWER

NUMBER OF		5,097,082

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,097,082

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,097,082

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

This Amendment No. 1 amends and supplements the items indicated below of the statement on Schedule 13D (the “Schedule 13D”) filed on August 27, 2010 by the Reporting Person with respect to shares of common stock, $0.01 par value per share (“Common Stock”), of Unilife Corporation, a Delaware corporation (the “Issuer”). Unless otherwise defined herein, all capitalized terms shall have the meanings assigned to them in the Schedule 13D.

Item 3.	Source and Amount of Funds and Other Considerations

Item 3 of the Schedule 13D is hereby amended as follows:
On March 15, 2011, the Reporting Person purchased 627,650 Chess Depositary Interests of the Issuer, each representing one-sixth of one share of Common Stock (“CDIs”), in open market transactions on the Australian Securities Exchange.
On March 16, 2011, the Reporting Person purchased 5,063 CDIs in open market transactions on the Australian Securities Exchange.
The Reporting Person used personal funds to effect these purchases for an aggregate purchase price of A$500,119 (US$497,607).

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended as follows:
On March 15, 2011, the Reporting Person purchased 627,650 CDIs (equivalent to 104,608 shares of Common Stock) at A$0.79 per CDI (equivalent to US$4.72 per share of Common Stock) in open market transactions on the Australian Securities Exchange.
On March 16, 2011, the Reporting Person Purchased 5,063 CDIs (equivalent to 844 shares of Common Stock) at A$0.77 per CDI (equivalent to US$4.57 per share of Common Stock) in open market transactions on the Australian Securities Exchange.
In addition, as of March 28, 2011, the Reporting Person acquired beneficial ownership of 416,667 shares of Common Stock due to the scheduled vesting on May 28, 2011 of options granted pursuant to the Employment Agreement.
As a result of the purchases and vesting described above, at the close of business on March 28, 2011, the Reporting Person may be deemed to have beneficial ownership interest in 5,097,082 shares of Common Stock of the Issuer, consisting of: (i) 2,681,082 shares of Common Stock including 55,074 shares of Common Stock owned by the spouse of the Reporting Person, with respect to which the Reporting Person disclaims beneficial ownership, (ii) 1,166,000 shares of restricted Common Stock that are subject to vesting based on the achievement of certain performance milestones, as described in more detail in the Issuer’s Registration Statement on Form 10 filed with the SEC on February 11, 2010, and (iii) 1,250,000 shares of Common Stock issuable upon exercise of currently exercisable options that were granted in 2008, which collectively constitute approximately 7.9% of the shares of Common Stock outstanding. The aggregate percentage is based upon 63,517,161 shares of Common Stock outstanding as of February 9, 2011, according to the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on February 14, 2011.

SIGNATURE
After reasonable inquiry and to the best of our knowledge and belief, we certify that the information in this statement is true, complete and correct.
Dated: March 30, 2011

By:	/s/ Alan Shortall
Name:	Alan Shortall